VIA EDGAR

200 Crescent Court, Suite 300 Dallas, TX 75201-6950 +1 214 746 7700 tel +1 214 746 7777 fax

September 27, 2016	James R. Griffin +1 (214) 746-7779 james.griffin@weil.com

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NetSuite Inc.
Schedule 13D filed by Oracle Corporation et al.
Filed August 12, 2016
File No. 005-83718

Dear Mr. Panos:

This letter is sent on behalf of Oracle Corporation (“Oracle”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 12, 2016 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Oracle’s responses in the same order as presented in the Comment Letter.

General

1.	The Schedule 13D includes a Tender and Support Agreement executed on July 28, 2016. We note that July 28, 2016 also was identified on the cover page of the Schedule 13D as the date of the event that required such filing. The filing was not made within ten calendar days of the acquisition of a reportable level of beneficial ownership as required by Section 13(d)(1) and Rule 13d-1(a). Please confirm that future beneficial ownership reports filed by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities law regulatory provisions, including any amendments to the above-captioned filing made pursuant to Section 13(d)(2) and Rule 13d-2(a).

Response: The Staff’s comment is noted. Oracle advises the Staff that future beneficial ownership filings by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities law regulatory provisions, including any amendments to the above-referenced Schedule 13D made pursuant to Section 13(d)(2) and Rule 13d-2(a).

2.

Footnotes 1-3 state that Oracle disclaims beneficial ownership of the shares covered by the cited tender agreement and the shares beneficially owned by “an independent director of Oracle through family trusts.” Please provide us with the legal basis for disclaiming beneficial

Mr. Nicholas P. Panos September 27, 2016 Page 2

ownership in apparent reliance on Rule 13d-4 in light of the irrevocable proxy granted pursuant to Section 2.02 of Article 2 in the Tender and Support Agreement. Refer to In re Douglas A. Kass, Exchange Act Release No. 31046 (August 17, 1992). Alternatively, please amend the Schedule 13D to remove the implication that beneficial ownership may be lawfully disclaimed in this context.

Response: The Staff’s comment is noted. Contemporaneously with the submission of this letter, the filing persons are filing an amendment to the above-referenced Schedule 13D to remove the implication that beneficial ownership may be disclaimed in the context noted above, and instead will note, as permitted by Rule 13d-4, that the filing of the Schedule 13D shall not be construed as an admission that the filing persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the Schedule 13D.

3.	We note that Mr. Ellison is only included as an authorized signatory in the version of the above-referenced agreement filed under cover of Schedule 13D. Please reconcile the differing signature pages of the Tender and Support Agreement filed as Exhibit 2.2 to the Schedule 13D and the version of even date filed as Exhibit (e)(5) to Schedule 14D-9.

Response: The Staff’s comment is noted. The form of Tender and Support Agreement for NetSuite Restricted Holdings LLC previously filed as part of Exhibit 2.2 to the Schedule 13D did not contain the correct signature page as set forth in the final execution version of that document. The final execution version of such document is the one filed as Exhibit (e)(5) to Schedule 14D-9 filed by NetSuite Inc., which we note does not contain the signature of Mr. Ellison. Contemporaneously with the submission of this letter, the filing persons are filing an amendment to the Schedule 13D to file the correct form of Tender and Support Agreement for NetSuite Restricted Holdings LLC as part of Exhibit 2.2.

4.	In light of the approximate 43% of the subject class of NetSuite common stock reported as being beneficially owned by the persons filing the above-captioned Schedule 13D, advise us what consideration has been given to the application of Exchange Act Section 16 and corresponding Rules 16a-2 and 16a-3 thereunder.

Response: The Staff’s comment is noted. Pursuant to the Staff’s comment, Oracle, OC Acquisition LLC and Napa Acquisition Corporation, the three reporting entities on the Schedule 13D, will file a joint Form 3 in accordance with Rule 16a-2 and Rule 16a-3.

Mr. Nicholas P. Panos September 27, 2016 Page 3

Please do not hesitate to contact us should you have any further questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin

cc:	Brian Higgins (of Oracle Corporation)
Keith A. Flaum (of Weil, Gotshal & Manges LLP)